Exhibit 21.1

                     LIST OF SUBSIDIARIES OF HOM CORPORATION


         The following are all the subsidiaries of HOM Corporation. All the common stock of the subsidiaries, their only equity security, is owned by HOM
Corporation:

         1. Direct Lending, Inc., a Georgia corporation, that does business only under its own name.

         2. Homes By Owners, Inc., a Georgia corporation, that does business only under its own name.